UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January, 2013

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40 F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

ANNOUNCEMENT OF EXPECTATIONS FOR 2012 RESULTS

In connection with the Registration Statement on Form F-3 filed today with the Securities and Exchange Commision in respect of a secondary offering of shares by selling shareholders, Adecoagro S.A. (NYSE: AGRO) (“Adecoagro” or the “Company”) reported the following expectations with respect to its results for fiscal year 2012.

The Company’s estimated revenues for fiscal year 2012 are expected to range from $570 to $630, representing an increase of approximately 4% to 15% as compared to 2011. However, the Company’s estimated net income for fiscal year 2012 was negatively impacted by primarily non-cash losses stemming from the depreciation of our functional currencies against the U.S. dollar during 2012. During 2012, we experienced a 10% depreciation in the Brazilian Real and a 14% depreciation in the Argentine Peso, in each case, against the U.S. dollar, which has resulted in the recognition of foreign exchange losses for our U.S. dollar denominated debt. In addition, the depreciation of our functional currencies also resulted in mark-to-market losses in respect of currency forward contracts in Brazil. As a result of these factors, we anticipate that our net income for 2012 will likely range from $1.0 to $10.0 million, representing an approximately 98% to 82% decrease, as compared to 2011.

In the view of our management, the estimated financial information above was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, our expected performance for 2012. However, this information is not fact and no assurances can be given that our actual revenues or net income for the year ended December 31, 2012 will not differ from these estimated amounts. Investors are cautioned not to place undue reliance on the estimates.

These estimated amounts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimated amounts are preliminary, are based on management’s internal estimates and are subject to further internal review by management and approval by our audit committee. The estimated amounts included in this report have been prepared by, and are the responsibility of, our management. Neither Price Waterhouse & Co. S.R.L., nor any other independent accountants, have audited, reviewed, compiled, examined, or performed any procedures with respect to the estimated amounts contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the estimates. These estimated amounts may or may not be realized, and they may be based upon judgments or assumptions that prove to be incorrect. Our actual revenues or net income for the year ended December 31, 2012 may vary from these estimated amounts.

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the Company’s actual results to differ materially from those set forth in this report.

The Company’s forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause or contribute to a material difference include, but are not limited to, those discussed in our filings with the SEC and the following:(i) the Company’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the Company’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the Company operates, environmental laws and regulations; (iv) the implementation of the Company’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the Company’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the Company’s financing strategy and capital expenditure plan; (vii) the maintenance of the Company’s relationships with customers; (viii) the competitive nature of the industries in which the Company operates; (ix) the cost and availability of financing; (x) future demand for the commodities the Company produces; (xi) international prices for commodities; (xii) the condition of the Company’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the Company’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the Company’s filings and submissions with the SEC. All forward-looking statements set forth in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us or our business or operations.

Forward-looking statements set forth in this report speak only as of the date hereof and we do not undertake any obligation to update forward-looking statements to reflect subsequent events or circumstances, changes in expectations or the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A Boero Hughes
Name:	Carlos A. Boero Hughes
Title:	Chief Financial Officer and Chief Accounting Officer

Date: January 23, 2013

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